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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For November 26, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                 ----------

  1. Press release, dated November 22, 2001, entitled
     Notice to Shareholders..........................................     3


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: November 26, 2001


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                                                                          Item 1


                             [GRAPHIC OMITTED] Companhia
                                               Vale do Rio Doce


                             NOTICE TO SHAREHOLDERS


Rio de Janeiro, November 22, 2001 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) approved today the proposal of the Executive Board for payment of interest on shareholders' equity. Such payment is based on the financial statements of the nine months ended on September 30, 2001, according to the following terms:

1. Distribution of interest on shareholders' equity in the amount of R$ 1,773,475,629.40 (one billion, seven hundred seventy three million, four hundred seventy five thousand, six hundred and twenty nine reais and forty cents), equal to R$ 4.61 (four reais and sixty one cents) per share.

2. The payment will be done in two equal installments. The first will take place on December 10, 2001. The second will occur until April 30, 2002, in accordance with the limits set by the law. The Company will inform the payment date in the future. The distribution of interest on shareholders' equity is subject to withholding income tax at a rate of 15%, in accordance to the Law 9,249 of December 26, 1995.


                         Luiz Tarquinio Sardinha Ferro
                      President of the Board of Directors


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.